SEC 2082 (02-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RECEIVED
MAR 24 2003

OMB APPROVAL
OMB Number: 3235-0327
Expires: January 31, 2005
Estimated average burden hours per response. . . 0.10

03016964

UNITED STATES
Securities and Exchange Commission
Washington, D. C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

FNB Corporation
Exact name of registrant as specified in charter

0001010961
Registrant CIK Number

DEF 14A Year Ended 12-31-02
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-02524
SEC file number, if available

____
Name of Person Filing the Document (If other than the Registrant)

PROCESSED
MAR 26 2003
THOMSON FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Christiansburg, State of Virginia, 20 03.

FNB Corporation
(Registrant)

By: Daniel A. Becker CFO
(Name and Title)

Daniel A. Becker
Senior VP and CFO

Filings Made by Person Other Than the Registrant: